                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934

For the month of October, 2002

          API ELECTRONICS GROUP INC. (Formerly: Investorlinks.com Inc.)
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


            505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                       Form 20-F   X           Form 40-F
                                  ---                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                           Yes:                  No: X
                                ---                 ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    -----------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          API ELECTRONICS GROUP INC.
                                          (Formerly Investorlinks.com Inc.)

Date:  October 2, 2002                    By:     /s/  Jason DeZwirek
       ---------------                         ------------------------
                                          Jason DeZwirek, Chairman of the Board,
                                          Executive V.P., Secretary and Director



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                                     FORM 27
                            Securities Act (Ontario)

              MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT


1.       Reporting Issuer:

         API Electronics Group Inc.
         505 University Avenue
         Suite 1400
         Toronto, Ontario
         M5G 1X3

2.       Date of Material Change:

         September 30, 2002


3.       Publication of Material Change:

         Press Release issued on September 30, 2002


4.       Summary of Material Change:

         API Electronics Group Inc. announced financial results for its fourth quarter and fiscal year ended May 31, 2002.


5.       Full Description of Material Change:

         As set out in Schedule "A" (attached).

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                                       2

6.       Senior Officer:

         Jason DeZwirek
         Chairman
         Telephone:  416-593-3000


         I, Jason DeZwirek, Chairman, certify that the foregoing accurately discloses the material change referred to herein.

         Signed at Toronto, Ontario this 2nd day of October, 2002.

                                                "Jason DeZwirek"
                                            --------------------------
                                            Jason DeZwirek, Chairman
                                            API Electronics Group Inc.


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE C

                                  SCHEDULE "A"


                   API ELECTRONICS REPORTS FISCAL 2002 RESULTS

NEW YORK - September 30, 2002 - API Electronics (OTCBB: APIEF) today announced financial results for its fourth quarter and fiscal year ended May 31, 2002.

The company continued to record solid growth in sales. Revenues increased by 9.4% to $2.9 million, up from $2.65 million in the previous fiscal year. Growth during the period was accelerated by favorable market conditions for the company's products in the defense sector. Sales to the U.S. Department of Defense and U.S. Department of Defense subcontractors accounted for a combined total of 70% of sales.

For the nine months ended May 31, 2002, API's wholly owned subsidiary the Filtran Group posted sales revenue of $3.34 million. This revenue is not reflected in API's 2002 results. Beginning in Q1 of fiscal year 2003, Filtran's revenues will be reflected in API's financial statements on a go forward basis. The Filtran Group transaction, associated increase in assets and increase in shareholder equity are reflected in API's 2002 reporting period.

"API has recorded yet another successful year in the face of a very difficult economic environment," said Tom Mills, President and COO of API Electronics. "Looking ahead, we continue to see great opportunities for the future growth of our company, both in terms of increasing revenue and the strengthening of our leadership position in our niche. API will continue to move forward with technological advances, operational efficiencies and acquisitions. This will, no doubt, bring significant benefit to API and its shareholders."

On May 31, 2002, the final day of the company's fiscal year, API acquired all the outstanding shares of the privately-held Filtran Group, a leading global supplier of superior quality electronic components to major producers of communications equipment, military hardware, computer peripherals, process control equipment and instrumentation. In business since 1969, Filtran Group consists of Filtran Inc. of Ogdensburg, New York as well as Filtran Limited, Canadian Dataplex Limited and Tactron Communications all of Ottawa, Canada.

The acquisition of the Filtran Group substantially improved API's design and manufacturing capabilities. The addition of machinery and equipment in the amount of $312,841 and land & building in the amount of $1,577,094 brought API's state-of-the-art facilities to 48,500 square feet.

API also acquired Filtran Group's thousands of engineered designs, a blue-chip customer base, an excellent management team and workforce, and a first-rate quality control system anchored by their ISO 9001 registration. These values are reflected as goodwill in the amount of $962,529. Furthermore, API acquired a non-compete agreement in the amount of $325,712 to help ensure all the benefits and synergies of the acquisition can be realized in the future.

The cost of goods sold as a percentage of sales increased slightly during 2002 period compared to 2001, from 72.8% in 2001 to 77.7% in 2002. Accordingly, the gross margin for 2002 decreased to 22.3% from 27.2% in fiscal year 2001. The decrease is attributed mainly to increased competitive pricing in the market.

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                                       2

At May 31, 2002, API had cash reserves of $1,366,294 compared to $41,073 as at May 31, 2001.

The Company incurred a net loss for the 2002 year of $857,643 compared to a net income of $102,101 for the 2001 year. The loss is largely attributed to increased costs that are inherent with public company compliance, non-recurring charges associated with going public through a reverse merger as well as $501,000 in non-recurring business development expenses.

ABOUT API ELECTRONICS:

API Electronics Group Inc. and its wholly owned subsidiaries are leading designers and manufacturers of superior quality electronic components and microcircuits with precisely defined functional capabilities. API and its subsidiaries have been providing top of the line parts to numerous global producers of military hardware, telecommunications equipment, computer peripherals, process control equipment and instrumentation for a combined total of over 50 years. With a growing list of blue chip customers, including Honeywell/Allied Signal, General Dynamics, Lockheed Martin, Litton Systems, Harris Corporation and numerous other top technology-based firms around the world, API regularly ships off-the-shelf and custom designed products to clients in more than 34 countries. API owns state-of-the-art manufacturing and technology centers in New York state and Ontario, Canada totaling 48,500 square feet. The company also has manufacturing capabilities in China and a distribution center in Britain. API subsidiary, Filtran, is an ISO 9001 Registered Company. API Electronics trades on the OTC Bulletin Board under the symbol APIEF. For further information about Filtran Group and API Electronics, please visit the company websites at www.filtran.com and www.apielectronics.com.

FOR FURTHER INFORMATION:

Primoris Group
Tel: 1-877-274-0274
api@primorisgroup.com

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to certain risks, uncertainties and assumptions. These risks and uncertainties, which are more fully described in API's Annual and Quarterly Reports filed with the Securities and Exchange Commission, include changes in market conditions in the industries in which the Company operates. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.

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